Exhibit 99.1

InMode Reports Fourth Quarter and Full Year 2025 Financial Results: Quarterly GAAP Revenue
of $103.9 Million and Full Year Revenue of $370.5 Million

YOKNEAM, Israel, February 10, 2026 - InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the fourth quarter and full year of 2025.

Fourth Quarter 2025 Highlights:
●	Quarterly GAAP revenues of $103.9 million, compared to $97.9 million in the fourth quarter of 2024.
●	Quarterly revenues from consumables and service of $21.5 million, an increase of 8% compared to the fourth quarter of 2024.
●	GAAP operation income of $26 million, *non-GAAP operation income of $28.5 million.
●	Total cash position of $555.3 million as of December 31, 2025, including cash and cash equivalents, marketable securities and short-term bank deposits.

Full Year 2025 Highlights:
●	Full year revenues of $370.5 million, a year-over-year decrease of 6%.
●	Full year revenues from consumables and service of $81.4 million, an increase of 3% compared to 2024.
●	GAAP operation income of $85.4 million, compared to $112.5 million in 2024; *non-GAAP operation income of $96.5 million, compared to $129.1 million in 2024.
●	Returned $127.4 million of capital to shareholders through repurchase of ordinary shares during 2025.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2025	Q4 2024	FY 2025	FY 2024
Revenues	$103,854	$97,853	$370,495	$394,818
Gross Margins	78%	79%	79%	80%
Net Income	$27,025	$82,771	$93,831	$181,275
Earnings per Diluted Share	$0.42	$1.14	$1.43	$2.25
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2025	Q4 2024	FY 2025	FY 2024
Gross Margins	79%	80%	79%	81%
Net Income	$29,429	$31,081	$105,495	$142,707
Earnings per Diluted Share	$0.46	$0.42	$1.60	$1.76

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements included in this release. Non-GAAP results exclude share-based compensation and tax benefit adjustments.

Management Comments

“While conditions across our industry remain challenging, we are seeing early signs of stabilization,” said Moshe Mizrahy, Chief Executive Officer of InMode. “While the global uncertainties, particularly in North America, continues to weigh on overall demand, and the industry has yet to fully rebound, we are encouraged by the initial growth in Europe.”

“Looking ahead, in 2026 we plan on launching two new laser-based platforms. We see solid potential for these offerings across both our existing customer base and new customers and believe they will further strengthen our long-term market position,” concluded Mizrahy.

“Over the past year, we have unified our North American operations into a single organization encompassing the Eastern U.S., Western U.S., and Canada,” said Michael Dennison, President of North America. “At the same time, we have refreshed our sales and post-sales leadership teams, strengthening our ability to serve customers across the region. With this foundation in place, we are entering 2026 with focus, alignment, and clear direction.”

Fourth Quarter and Full Year 2025 Financial Results

Total GAAP revenues for the fourth quarter of 2025 were $103.9 million, an increase of 6% compared to $97.9 million in the fourth quarter of 2024. Total revenues for 2025 were $370.5 million, a decrease of 6% compared to 2024.

Yair Malca, Chief Financial Officer of InMode added, “Our European operations achieved record revenue in the fourth quarter, reflecting continued momentum across the region and strong execution by our teams.”

GAAP gross margin for the fourth quarter of 2025 was 78%, compared to 79% for the fourth quarter of 2024. *Non-GAAP gross margin for the fourth quarter of 2025 was 79%, compared to 80% for the fourth quarter of 2024. GAAP gross margin for 2025 was 79%, compared to 80% for 2024. *Non-GAAP gross margin for 2024 was 79%, compared to 81% for 2024.

GAAP operating margin for the fourth quarter of 2025 was 25%, compared to 28% in the fourth quarter of 2024. *Non-GAAP operating margin for the fourth quarter of 2025 was 27%, compared to 32% for the fourth quarter of 2024. GAAP operating margin for 2025 was 23%, compared to 29% in 2024. *Non-GAAP operating margin for 2025 was 26%, compared to 33% in the full year of 2024. This decrease was primarily attributable to higher sales and marketing expenses.

InMode reported GAAP net income of $27.0 million, or $0.42 per diluted share, in the fourth quarter of 2025, compared to $82.8 million, or $1.14 per diluted share, in the fourth quarter of 2024. On a *non-GAAP basis, InMode reported net income of $29.5 million, or $0.46 per diluted share, in the fourth quarter of 2025, compared to $31.1 million, or $0.42 per diluted share, in the fourth quarter of 2024. GAAP net income was $93.9 million, or $1.43 per diluted share, in 2025, compared to GAAP net income of $181.3 million, or $2.25 per diluted share, in 2024. On a *non-GAAP basis, InMode reported net income of $105.5 million, or $1.60 per diluted share, in the full year of 2025, compared to net income of $142.7 million, or $1.76 per diluted share, for the full year in 2024. As a reminder, during Q4 of 2024, the Company released a valuation allowance related to its U.S. net deferred tax assets, and as a result recorded a one-time deferred tax asset of $55.1 million. Therefore, non-GAAP net income represents the most efficient basis for the comparison of year-over-year operating results.

As of December 31, 2025, InMode had cash and cash equivalents, marketable securities and short-term bank deposits of $555.3 million.

“We ended the year with a strong balance sheet and returned $127.4 million of capital to shareholders through the repurchase of ordinary shares during 2025, underscoring our disciplined capital allocation and commitment to shareholder value,” concluded Malca.

2026 Financial Outlook

Management provided an outlook for the full year of 2026 ending December 31, 2026. Based on current estimates, management expects:

●	Revenues between $365 million to $375 million
●	*Non-GAAP gross margin between 75% and 77%
●	*Non-GAAP income from operations to be between $87 million and $92 million
●	*Non-GAAP earnings per diluted share between $1.43 to $1.48

This outlook is not a guarantee of future performance, and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and tax benefit adjustments.

However, these estimates are based on management’s current estimates, which may be updated.

The Current Situation in Israel

Regarding the current situation in Israel, on October 9, 2025, a new cease-fire agreement between Hamas and Israel began, and the hostilities have formally paused after two years of conflicts. The scope and severity of ongoing conflicts in Gaza, Northern Israel, Lebanon, Iran, and the broader region are unpredictable and could escalate any time. To date, our operations have not been materially affected. We continue to monitor political and military developments closely and examine the consequences for our operations and assets.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer and Mr. Yair Malca, Chief Financial Officer, will host a conference call today, February 10, 2026, at 8:30 a.m. Eastern Time to discuss the fourth quarter and full year 2025 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10205326/10099498542.

Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736

Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=Q835bTWk

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A reply of the conference call will be available from February 10, 2026, at 12 p.m. Eastern Time to February 24, 2026, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S./ Canada TOLL-FREE: 1-855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 9741895

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the 2026 revenue projection described above. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 4, 2025, and our subsequent public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
REVENUES	103,854	97,853	370,495	394,818
COST OF REVENUES	22,554	20,216	79,525	77,752
GROSS PROFIT	81,300	77,637	290,970	317,066
OPERATING EXPENSES:
Research and development	3,509	2,667	13,319	13,137
Sales and marketing	48,407	44,653	180,578	181,366
General and administrative	3,393	2,453	11,686	10,032
TOTAL OPERATING EXPENSES	55,309	49,773	205,583	204,535
OPERATIONS INCOME	25,991	27,864	85,387	112,531
Finance income, net	5,301	4,346	24,943	30,938
INCOME BEFORE INCOME TAXES	31,292	32,210	110,330	143,469
INCOME TAXES BENEFIT (EXPENSES)	(4,267)	50,561	(16,499)	37,806
NET INCOME	27,025	82,771	93,831	181,275

EARNINGS PER SHARE:
Basic	0.43	1.15	1.45	2.29
Diluted	0.42	1.14	1.43	2.25
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	63,335	71,874	64,633	79,306
Diluted	64,082	72,787	65,445	80,597

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	December 31, 2025	December 31, 2024
Assets
CURRENT ASSETS:
Cash and cash equivalents	302,543	155,329
Marketable securities (amortized cost of $83,542 and $268,129, as of December 31, 2025 and 2024, respectively)	83,632	267,688
Short-term bank deposits	169,159	173,455
Accounts receivable, net of allowance for credit losses of $2,371 and $1,825, as of December 31, 2025 and 2024, respectively	43,504	36,335
Prepaid expenses and other receivables	25,733	22,097
Inventories	74,050	59,548
TOTAL CURRENT ASSETS	698,621	714,452
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for credit losses of $856 and $924 as of December 31, 2025 and 2024, respectively	3,005	3,176
Deferred income tax asset	53,230	56,285
Operating lease right-of-use assets	8,274	8,732
Property and equipment, net	2,599	2,322
Other investments	700	700
TOTAL NON-CURRENT ASSETS	67,808	71,215
TOTAL ASSETS	766,429	785,667
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payables	17,912	13,782
Contract liabilities	12,093	16,755
Other liabilities	40,739	39,314
TOTAL CURRENT LIABILITIES	70,744	69,851
NON-CURRENT LIABILITIES:
Contract liabilities	3,043	3,336
Other liabilities	4,436	3,356
Operating lease liabilities	5,008	5,311
TOTAL NON-CURRENT LIABILITIES	12,487	12,003
TOTAL LIABILITIES	83,231	81,854

TOTAL SHAREHOLDERS’ EQUITY	683,198	703,813
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	766,429	785,667

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	27,025	82,771	93,831	181,275
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation	174	248	695	728
Share-based compensation expenses	2,499	3,447	11,131	16,569
Change in allowance for credit losses of trade receivable	295	158	454	572
Loss (Gain) on marketable securities, net	1	(3)	15	167
Finance expenses (income), net	(762)	1,533	498	(4,401)
Deferred income tax assets, net	864	(55,121)	2,928	(55,179)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable (current and non-current)	(6,358)	4,025	(7,452)	5,949
Decrease (increase) in other receivables	(1,275)	1,879	(3,678)	(5,698)
Increase in inventories	(2,647)	(1,264)	(14,502)	(14,453)
Increase (decrease) in accounts payable	1,188	(531)	4,129	(184)
Increase (decrease) in other liabilities (current and non-current)	4,759	(4,243)	2,163	1,917
Increase (decrease) in contract liabilities (current and non-current)	(3,089)	(457)	(4,955)	5,402
Net cash provided by operating activities	22,674	32,442	85,257	132,664
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(113,733)	(3,500)	(292,637)	(168,187)
Proceeds from short-term deposits	103,389	67,100	293,076	218,740
Purchase of fixed assets	(534)	(234)	(972)	(669)
Purchase of marketable securities	‐	(59,708)	(20,877)	(336,221)
Proceeds from sale of marketable securities	‐	21,146	17,214	90,754
Proceeds from maturity of marketable securities	38,101	53,012	190,228	357,789
Net cash provided by investing activities	27,223	77,816	186,032	162,206
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	-	(119,849)	(127,444)	(285,385)
Exercise of options	137	1,420	1,385	2,614
Net cash provided by (used in) financing activities	137	(118,429)	(126,059)	(282,771)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	72	(1,338)	1,984	(1,181)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	50,106	(9,509)	147,214	10,918
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	252,437	164,838	155,329	144,411
CASH AND CASH EQUIVALENTS AT END OF YEAR	302,543	155,329	302,543	155,329

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,				Year ended December 31,
	2025		2024		2025		2024
Revenues by Category:

Capital Equipment revenues - United States	46,760	45%	53,128	55%	162,158	44%	204,520	52%
Capital Equipment revenues - International	35,631	34%	24,836	25%	126,960	34%	111,027	28%
Total Capital Equipment revenues	82,391	79%	77,964	80%	289,118	78%	315,547	80%
Consumables and service revenues	21,463	21%	19,889	20%	81,377	22%	79,271	20%
Total Revenue	103,854	100%	97,853	100%	370,495	100%	394,818	100%

	Three months ended December 31,						Year ended December 31,
	2025			2024			2025			2024
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	76	75	76	93	76	86	78	78	78	92	80	87
Hands-Free	1	2	1	5	3	5	3	2	2	6	3	5
Non-Invasive	23	23	23	2	21	9	19	20	20	2	17	8
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31, 2025			Three months ended December 31, 2024
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Tax benefit (1)	Non-GAAP
REVENUES	103,854	-	103,854	97,853	-	-	97,853
COST OF REVENUES	22,554	(346)	22,208	20,216	(472)	-	19,744
GROSS PROFIT	81,300	346	81,646	77,637	472	-	78,109
OPERATING EXPENSES:
Research and development	3,509	(256)	3,253	2,667	(300)	-	2,367
Sales and marketing	48,407	(1,589)	46,818	44,653	(2,360)	-	42,293
General and administrative	3,393	(308)	3,085	2,453	(315)	-	2,138
TOTAL OPERATING EXPENSES	55,309	(2,153)	53,156	49,773	(2,975)	-	46,798
OPERATIONS INCOME	25,991	2,499	28,490	27,864	3,447	-	31,311
Finance income, net	5,301	-	5,301	4,346	-	-	4,346
INCOME BEFORE INCOME TAXES	31,292	2,499	33,791	32,210	3,447	-	35,657
INCOME TAXES BENEFIT (EXPENSES)	(4,267)	(95)	(4,362)	50,561	-	(55,137)	(4,576)
NET INCOME	27,025	2,404	29,429	82,771	3,447	(55,137)	31,081

EARNINGS PER SHARE:
Basic	0.43		0.46	1.15			0.43
Diluted	0.42		0.46	1.14			0.42
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	63,335		63,335	71,874			71,874
Diluted	64,082		64,443	72,787			73,139

(1) Tax benefit recorded during the year ended December 31, 2024, as a result of a release of valuation allowance on our deferred tax assets in the United States as it is more likely than not that our net deferred tax assets will be realized given our expectation of profitability in future periods.

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Year Ended December 31, 2025			Year Ended December 31, 2024
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Tax benefit (1)	Non-GAAP
REVENUES	370,495		370,495	394,818	-	-	394,818
COST OF REVENUES	79,525	(1,333)	78,192	77,752	(1,833)	-	75,919
GROSS PROFIT	290,970	1,333	292,303	317,066	1,833	-	318,899
OPERATING EXPENSES:
Research and development	13,319	(1,039)	12,280	13,137	(2,177)	-	10,960
Sales and marketing	180,578	(7,685)	172,893	181,366	(11,367)		169,999
General and administrative	11,686	(1,074)	10,612	10,032	(1,192)	-	8,840
TOTAL OPERATING EXPENSES	205,583	(9,798)	195,785	204,535	(14,736)	-	189,799
OPERATIONS INCOME	85,387	11,131	96,518	112,531	16,569	-	129,100
Finance income, net	24,943	-	24,943	30,938	-	-	30,938
INCOME BEFORE INCOME TAXES	110,330	11,131	121,461	143,469	16,569	-	160,038
INCOME TAXES BENEFIT (EXPENSES)	(16,499)	533	(15,966)	37,806	-	(55,137)	(17,331)
NET INCOME	93,831	11,664	105,495	181,275	16,569	(55,137)	142,707

EARNINGS PER SHARE:
Basic	1.45		1.63	2.29			1.80
Diluted	1.43		1.60	2.25			1.76
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	64,633		64,633	79,306			79,306
Diluted	65,445		65,756	80,597			80,943

(1) Tax benefit recorded during the year ended December 31, 2024, as a result of a release of valuation allowance on our deferred tax assets in the United States as it is more likely than not that our net deferred tax assets will be realized given our expectation of profitability in future periods.